October 25, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Request for Qualification
Amendment No. 11 Final Revision to Offering Statement on Form 1-A
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. is submitting this Amendment No. 11 to the Form 1-A Offering Statement. Bear Village, Inc. has added references to Dalmore Group, LLC located at 530 7th Avenue, Suite 902, New York, NY 10018 as the Broker-Dealer for this offering. Fees payable to Dalmore are listed in the Offering Statement on the OFFERING SUMMARY page as well as pages 15 and 16 of Part II. Dalmore has submitted a request to FINRA for a No Objection letter submitted to your office concerning their fees.

Bear Village formally requests Qualification of its Form 1-A filing as submitted with an effective date of November 6, 2021, assuming the FINRA No Objection letter is received by your office on or before that date, otherwise we request the Qualification be issues on the first business day after receipt of the No Objection letter. Bear Village, Inc. and its management acknowledge that it is responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comments, action or absence of action by the SEC or any of its staff. Bear Village and its management acknowledge that, in accordance with Rule 257 of Regulation A Bear Village, Inc. is required to file periodic and current reports including a Form 1-K which is due 120 calendar days after the end of the fiscal year covered by the report.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer